Delaware Group® Equity Funds IV
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

January 18, 2023

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jaea Hahn

RE:	Registration Statement on Form N-14 File No. 333-268916

Dear Ms. Hahn:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-268916) relating to the proposed reorganization of Delaware Equity Income Fund, a series of Delaware Group Equity Funds IV (the “Registrant”), into Delaware Growth and Income Fund, a series of the Registrant, and the reorganization of Delaware Mid Cap Value Fund, a series of Delaware Group Equity Funds I, into Delaware Opportunity Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2022 (Accession No. 0001137439-22-001205) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on this 18th day of January, 2023.

Please direct questions or comments relating to this filing to Taylor Brody at (215) 564-8071, or in her absence, to Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours,
/s/Emilia P. Wang
Emilia P. Wang Senior Vice President